Filed by: Neos Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Neos Therapeutics, Inc.

Commission File No.: 001-37508

NEWS RELEASE

GLASS LEWIS, A LEADING INDEPENDENT PROXY ADVISORY FIRM, RECOMMENDS NEOS THERAPEUTICS

STOCKHOLDERS VOTE “FOR” THE PENDING MERGER WITH AYTU BIOSCIENCE

– The Neos Therapeutics Board of Directors recommend stockholders vote “FOR” the transaction in advance of the virtual special meeting scheduled for March 18, 2021 at 10:00 a.m. Eastern Time –

– Stockholders are encouraged to vote, no matter how many or how few shares they own –

– Vote TODAY by telephone, online at www.proxyvote.com, or by mailing proxy card –

– MacKenzie Partners, the Company’s proxy solicitor, is available to answer any questions and help stockholders vote their shares –

DALLAS and FORT WORTH, Texas, March 12, 2021 — Neos Therapeutics, Inc. (Nasdaq: NEOS), a commercial-stage pharmaceutical company developing and manufacturing central nervous system-focused products, today announced that leading independent proxy advisory firm Glass, Lewis & Co., LLC (“Glass Lewis”) has recommended Neos Therapeutics stockholders vote “FOR” the pending merger with Aytu BioScience, Inc (“Aytu”). On March 10, 2021, the Company announced that another leading independent proxy advisory firm, Institutional Shareholder Services Inc., had also recommended Neos Therapeutics stockholders vote “FOR” the pending merger with Aytu.

In recommending Neos stockholders vote “FOR” the merger, Glass Lewis indicated in its March 12, 2021 report:

“For Neos shareholders, the transaction would also provide an opportunity to participate in a combined company with a stronger financial profile and balance sheet than Neos on a stand-alone basis. Broadly speaking, we see no cause for significant concern with the strategic rationale for the proposed transaction and expect shareholders of both companies could benefit from the combination.

…

Overall, we believe the proposed transaction is strategically reasonable and financially acceptable from the perspective of shareholders of both companies. Based on these factors and the support of the board, we believe the proposed transaction is in the best interests of shareholders.”

The Neos Board of Directors recommend that stockholders vote “FOR” the proposal to approve the pending merger with Aytu in advance of the Special Meeting, which will be held on March 18, 2021 at 10:00 a.m. Eastern Time. Due to the pandemic, the Special Meeting will be held exclusively online via a live audio webcast at www.virtualshareholdermeeting.com/NEOS2021SM. There is no physical location for the special meeting.

The approval of the merger requires the affirmative vote of holders of a majority of all of the outstanding shares of Neos common stock as of the record date, February 5, 2021. Stockholders are encouraged to vote their shares, no matter how many or how few they own.

Whether or not a stockholder intends to attend the virtual special meeting, the Neos Board asks that they vote TODAY by telephone, by Internet at www.proxyvote.com using 16-digit control number on the proxy card, or by completing, signing, dating and returning the proxy card enclosed in the proxy.

Any stockholder with questions about the special meeting or in need of assistance in voting their shares should contact the Company’s proxy solicitor:

MacKenzie Partners

1407 Broadway, 27th Floor

New York, New York 10018

Email: proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll-Free: (800) 322-2885

About Neos Therapeutics

Neos Therapeutics, Inc. is a commercial-stage pharmaceutical company developing and manufacturing central nervous system (CNS)-focused products. Neos markets Adzenys XR-ODT® (amphetamine) extended-release orally disintegrating tablets (see Full Prescribing Information, including Boxed WARNING), Cotempla XR-ODT® (methylphenidate) extended-release orally disintegrating tablets (see Full Prescribing Information, including Boxed WARNING), and Adzenys-ER® (amphetamine) extended-release oral suspension (see Full Prescribing Information, including Boxed WARNING), all for the treatment of ADHD. Neos also has a development candidate, NT0502, for the treatment of sialorrhea in patients with neurological conditions. Additional information about Neos is available at www.neostx.com.

Additional Information about the Proposed Merger Transaction and Where to Find It

This communication discusses the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of December 10, 2020, by and among Neos Therapeutics, Inc. (“Neos”), Aytu BioScience, Inc. (“Aytu”), and Neutron Acquisition Sub, Inc. (the “Merger Agreement”). In connection with the proposed merger transaction, Aytu filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that included a joint proxy statement of Aytu and Neos that also constituted a prospectus of Aytu (the “joint proxy statement/prospectus”). The registration statement was declared effective on February 9, 2021 and the joint proxy statement/prospectus was first mailed to stockholders of Neos and Aytu on or about February 12, 2021. Aytu and Neos also plan to file other relevant documents with the SEC regarding the proposed merger transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION.

You may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Aytu or Neos with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Aytu with the SEC will be available free of charge on Aytu’s website at www.aytubio.com or by contacting Aytu’s Investor Relations at james@haydenir.com. Copies of the documents filed by Neos with the SEC will be available free of charge on Neos’ website at www. investors.neostx.com or by contacting Neos’ Investor Relations at (972) 408-1300.

Certain Information Regarding Participants

Neos and Aytu and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. You can find information about Neos’ executive officers and directors in Neos’ definitive proxy statement filed with the SEC on April 21, 2020 in connection with Neos’ 2020 annual meeting of stockholders. You can find information about Aytu’s executive officers and directors in Aytu’s definitive proxy statement filed with the SEC on March 4, 2020 in connection with Aytu’s 2020 annual meeting of stockholders. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and will be included in other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Neos or Aytu using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor a solicitation of any vote or approval with respect to the proposed merger transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This communication and other related materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including, but not limited to, statements concerning: the expected timetable for completing the proposed merger transaction, the results, effects, benefits and synergies of the proposed merger transaction, future, opportunities for the combined company, future financial performance and condition, the executive and board structure of Aytu; the ability of Neos to successfully commercialize Adzenys XR-ODT®, Cotempla XR-ODT®, Adzenys ER® (the “Approved ADHD Products”) and its generic Tussionex®; its ability to successfully advance its pipeline of product candidates, including licensed product candidates; its ability to maintain and protect its intellectual property; the outcome or success of its clinical trials; the rate and degree of market acceptance of its products; and its ability to develop sales and marketing capabilities. In some cases, you can identify forward-looking statements by terms such as “may,” ”will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements of this communication are only predictions and are subject to a number of risks, uncertainties and assumptions, including, without limitation, (i) the outcome of any legal proceedings that may be instituted against the companies related to the proposed merger transaction; (ii) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (iii) risks associated with the companies’ ability to obtain the stockholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (iv) the impact of COVID-19 on prescriptions for the Neos’ products and on its business, revenues, results of operations and financial condition; (v) Neos’ commercialization strategy for the Approved ADHD Products and other products that may be approved; (vi) the timing of any such approval; (vii) Neos’ ability to market and sell the Approved ADHD Products and any other products that may be approved; (viii) Neos’ ability to successfully compete in the market for medications indicated for ADHD; (ix) the manufacture of the Approved ADHD Products or Neos’ other product candidates; (x) the therapeutic potential of the Approved ADHD Products or Neos’ other product candidates; (xi) our ability to initiate and complete trials for NT0502; and (xii) other risks set forth under the caption “Risk Factors” in Neos’ most recent Annual Report on Form 10-K, as updated by Neos’ most recent Quarterly Report on Form 10-Q, and its other SEC filings. Moreover, Neos operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for Neos management to predict all risks, nor can Neos assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements it may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this communication may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although Neos believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither Neos nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Forward-looking statements in this communication represent Neos’ views only as of the date of this communication. Neos undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

CONTACTS:

Richard I. Eisenstadt

Chief Financial Officer

Neos Therapeutics

(972) 408-1389

reisenstadt@neostx.com

Sarah McCabe

Investor Relations

Stern Investor Relations, Inc.

(212) 362-1200

sarah.mccabe@sternir.com